

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

September 18, 2008

Mr. George I. Norman, III
Principal Accounting Officer
LILM, Inc.
1390 South 1100 East #204
Salt Lake City, Utah 84105-2463

      **Re: LILM, Inc.
              Form 10-KSB for the Year Ended December 31, 2007
              File No. 0-51872**

Dear Mr. Norman:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

              Sincerely,

              John Cash
              Accounting Branch Chief